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                                                                   EXHIBIT 12-22

                               DTE ENERGY COMPANY
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                             Three
                                             Months     Year Ended December 31
                                             Ended    ---------------------------
                                             3/31/00  1999       1998       1997
                                             -------  ----       ----       ----
                                           (Millions, except for ratio and percent)

Net income ...............................   $  117   $  483    $  443    $  417
                                             ------   ------    ------    ------

Taxes based on income:
   Income taxes ..........................       13       60       154       257
   Municipal and state ...................        1        3         3         4
                                             ------   ------    ------    ------
     Total taxes based on income .........       14       63       157       261
                                             ------   ------    ------    ------

Fixed charges:
   Interest expense ......................       83      340       319       297
   Allowance for funds used during
     construction ........................        -        4         -         -
   Interest factor of rents ..............        9       34        34        34
   Preferred stock dividend factor .......        -        -         7        18
                                             ------   ------    ------    ------
     Total fixed charges .................       92      378       360       349
                                             ------   ------    ------    ------

Earnings before taxes based on income
   and fixed charges .....................   $  223   $  924    $  960    $1,027
                                             ======   ======    ======    ======

Ratio of earnings to fixed charges .......     2.42     2.44      2.67      2.94

Preferred stock dividends ................   $    -   $    -    $    6    $   12
Dividends meeting requirement of
   IRC Section 247 .......................   $    -   $    -    $    4    $    4
Percent deductible for income tax purposes        -        -     40.00%    40.00%
Amount deductible ........................        -        -         2         2
Amount not deductible ....................        -        -         4        10
Ratio of pretax income to net income .....        -        -      1.35      1.61
Dividend factor for amount not deductible.        -        -         5        16
Amount deductible ........................        -        -         2         2
                                             ------   ------    ------    ------
    Total preferred stock dividend factor.   $    -   $    -    $    7    $   18
                                             ======   ======    ======    ======
